UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.       Press release issued by ABB Ltd dated February 25, 2022, titled “Notice of ABB’s Annual General Meeting on March 24, 2022”.

2.       Press release issued by ABB Ltd dated February 25, 2022, titled “ABB announces changes to Business Area leadership in Executive Committee”.

3.       Press release issued by ABB Ltd dated February 21, 2022, titled “ABB Chief Communications and Sustainability Officer Theodor Swedjemark to leave company”.

The Press release contained in Item 1 above of this Form 6-K makes reference to the inclusion of the AGM invitation, however the invitation is not included in this Form 6-K but can be found at www.abb.com/agm

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ZURICH, SWITZERLAND, FEBRUARY 25, 2022

Notice of ABB’s Annual General Meeting on March 24, 2022

ABB today published the invitation to its Annual General Meeting (AGM), which will be held on Thursday, March 24, 2022. The invitation can be found attached and at www.abb.com/agm.

ABB’s top priority remains protecting the health of its shareholders and employees. Despite the recent relaxation of COVID-19 protection measures, the Board of Directors therefore resolved that shareholders again will only be able to exercise their shareholder rights via the independent proxy. As a result, it unfortunately will not be possible for shareholders to attend the 2022 Annual General Meeting in person.

ABB offers its shareholders the opportunity to address questions on agenda items to the Board of Directors in writing until March 14, 2022. The Board of Directors will respond to important questions on agenda items at the Annual General Meeting and address other questions to the extent possible on ABB’s website.

The Annual General Meeting will be broadcast live under www.abb.com/agm, starting at 10:00 am and will be conducted primarily in German. Translation into English will be available.

The voting results will be published on www.abb.com/agm shortly after the AGM.

ABB ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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ZURICH, SWITZERLAND, FEBRUARY 25, 2022

ABB announces changes to Business Area leadership in Executive Committee

•                Tarak Mehta (55) currently President of ABB’s Electrification Business Area and Member of Executive Committee to become President of Motion Business Area

•                Morten Wierod (49) currently President of ABB’s Motion Business Area and Member of Executive Committee to become President of Electrification Business Area

ABB today announced changes to the leadership of two Business Areas within the Executive Committee as of April 1, 2022. Morten Wierod, currently President of Motion, will become President of Electrification, while Tarak Mehta, currently President of Electrification, will become President of Motion.

“Both Morten and Tarak have shown strong leadership and proven track records during their careers at ABB. Since Morten took over the leadership of Motion, he has successfully cemented our global leadership position in both the drives and electric motors business. During Tarak’s leadership, Electrification has positioned itself as one of the leading businesses in its field, acquired and integrated GE Industrial Solutions and driven significant growth of the E-mobility business while improving overall performance,” said ABB CEO Björn Rosengren.

“This is now the right time for Morten and Tarak to take on new roles and drive performance of the Business Areas to higher levels of profitable growth. I am delighted that they have both accepted the challenge to lead our most profitable Business Areas, which are core to the Group’s purpose of electrifying the world while driving energy efficiency,” he added.

U.S. and Swiss-national Mehta joined ABB in 1998 and has held various management positions in the Power Products division in the U.S., Sweden and Switzerland. He then became global head of ABB’s Transformers business and was appointed to ABB’s Executive Committee in 2010 as President of the Low Voltage Products division and in 2016 became President of the Electrification business. Before joining ABB, he worked for eight years at Cooper Power Systems in the U.S. Mehta has a Bachelor’s degree in Mechanical Engineering from Purdue University and an MBA in Finance and Marketing from the University of Chicago.

Norwegian-national Wierod joined ABB in 1998 and held several senior management positions in Norway. He then moved to China in 2008 as local manager for low voltage products and moved to Switzerland in 2011 as Managing Director of Control Products. In 2015, he was appointed Managing Director of the Business Unit Drives in the Robotics and Motion division. In 2019 he joined the Executive Committee as President of the Motion Business Area. Wierod holds a Master’s Degree in Electrical Engineering from the Norwegian University of Science and Technology.

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ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

ABB Electrification is a global leader in electrical products and solutions, operating in more than 100 countries, with over 200 manufacturing sites. Our 50,000+ employees are dedicated to transforming how people live, connect and work by delivering safe, smart and sustainable electrification solutions. We are shaping the future trends of electrification, differentiating through technological and digital innovation while delivering an outstanding experience through operational excellence for our customers across utilities, industry, buildings, infrastructure and mobility.

ABB Motion keeps the world turning - while saving energy every day. We innovate and push the boundaries of technology to enable the low-carbon future for customers, industries and societies. With our digitally enabled drives, motors and services our customers and partners achieve better performance, safety and reliability. We offer a combination of domain expertise and technology to deliver the optimum drive and motor solution for a wide range of applications in all industrial segments. Through our global presence we are always close to serve our customers. Building on over 130 years of cumulative experience in electric powertrains, we learn and improve every day.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB ANNOUNCES CHANGES TO BUSINESS AREA LEADERSHIP IN EXECUTIVE COMMITTEE	2/2

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ZURICH, SWITZERLAND, FEBRUARY 21, 2022

ABB Chief Communications and Sustainability Officer Theodor Swedjemark to leave company

ABB announced today that Theodor Swedjemark, Chief Communications and Sustainability Officer and Member of the Executive Committee, has decided to leave the company to start his own venture. Swedjemark will remain in his role and a member of the Executive Committee until a successor has been appointed.

“Under Theodor’s leadership, ABB has successfully launched a new ambitious sustainability strategy and taken important steps forward in our ESG positioning,” said CEO Björn Rosengren. “Theodor has also successfully realigned our Communications, Sustainability, Government Relations and HSE functions with ABB’s decentralized operating model - the ABB Way. We wish Theodor all the best for both his professional and personal future endeavors.”

Swedjemark joined ABB in 2006 as an executive management trainee and has held various functional and business roles of increasing seniority. He has been responsible for Group Communications & Public Affairs since March 2020 and joined the Executive Committee in August 2020, with added group responsibility for Sustainability and Health, Safety & Environment (HSE).

ABB (ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

2022-02-21	1/1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 25, 2022.	By:	/s/ Ann-Sophie Nordh
		Name:	Ann-Sofie Nordh
		Title:	Group Senior Vice President and Head of Investor Relations

Date: February 25, 2022.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance